UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.



_________________________________

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
FILE NO. 70-8975                               PURSUANT TO
                                               RULE 24

(Public Utility Holding Company
Act of 1935)
_________________________________


         This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration, as amended, of National Fuel Gas Company ("National"), in the above file, and pursuant to the Order dated February 18, 1997 of the Securities and Exchange Commission with respect thereto.

         On December 11, 1997, the Compensation Committee of the Board of Directors of National awarded stock options pertaining to 650,345 shares of National's common stock pursuant to the National Fuel Gas Company 1997 Award and Option Plan ("Plan"), to the following 46 individuals:


                 Name            Number of options granted

             B. J. Kennedy             150,000 *
             P. C. Ackerman            100,000 *
             R. Hare                    30,000 *
             G. T. Wehrlin              25,000
             J. P. Pawlowski            25,000
             B. H. Hale                 25,000
             D. F. Smith                25,000
             D. J. Seeley               25,000
             W. E. DeForest             25,000
             J. A. Beck                 25,000
             R. J. Kreppel              12,500
             J. R. Pustulka             12,500
             W. A. Ross                 12,500
             R. J. Tanski               12,500
             R. W. Wilcox               12,500
             A. M. Cellino              12,500
             J. D. Ramsdell             12,500
             R. J. Wright               12,500
             C. M. Carlotti             10,000
             S. Wagner                  10,000
             P. M. Ciprich              10,000
             J. R. Peterson             10,000
             J. F. Kronenwetter          7,500
             B. D. Heine                 3,000
             D. L. DeCarolis             3,000
             R. J. Grabowski             2,500
             R. C. Kraemer               2,500
             J. W. Lesch                 2,500
             G. C. Reming                2,500
             D. Wassum                   2,500
             C. W. Lee                   2,345
             C. L. Donelson              2,000
             M. P. Kasprzak              2,000
             T. R. Roseler               2,000
             D. P. Rynkowski             2,000
             J. S. Smyczynski            2,000
             J. Solomon                  2,000
             R. G. Butterson             2,000
             R. C. Fiorella              2,000
             D. A. Rowekamp              2,000
             R. J. Dauer                 1,500
             R. G. Leone                 1,500
             J. J. Loesch                1,500
             L. J. Taylor                1,500
             L. A. Giermek               1,500
             R. W. Sprague               1,500

   *  Also awarded an equal number of Stock Appreciation Rights
"SAR's".

          On December 11, 1997, the Compensation Committee of the Board of Directors of National awarded restricted stock to the following two individuals:

                 Name                Number of shares

             B. J. Kennedy               5,609
             J. A. Beck                  2,000


          In witness WHEREOF, National has caused this certificate to be executed this 12th day of January, 1998


                                By /s/ James R. Peterson
                                       James R. Peterson
                                      Assistant Secretary